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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

B-69871

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/2017 AND ENDING 12/31/2018

| MM/DD/YY | MM/DD/YY |

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EUROPEAN FAMILY OFFICE INSTITUTE LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

2299 NW 4TH AVE

(No. and Street)

BOCA RATON   FL   33431

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
GEORGE SIMON

561-715-1231

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, P.A.

(Name – if individual, state last, first, middle name)

100 E SYBELIA AVE, STE 130 MAITLAND   FL   32751

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
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OATH OR AFFIRMATION

I, GEORGE SIMON _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
EUROPEAN FAMILY OFFICE INSTITUTE LLC _____ , as
of DECEMBER 31 _____ , 20 18 ____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____ Signature

CARLOS A. ROCHA
Notary Public - State of Florida
Commission # GG 283741
My Comm. Expires Dec 14, 2022

Notary Public

_____ Title

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss).
- [✓] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [✓] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [✓] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [✓] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

EUROPEAN FAMILY OFFICE INSTITUTE LLC
FINANCIAL STATEMENTS AND SCHEDULES

For the Fifteen Months Ended
December 31, 2018
With Report of Registered Public Accounting Firm

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130	*Certified Public Accountants*	Telephone 407-740-7311
Maitland, FL 32751	Email: pam@ohabco.com	Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member's
of European Family Office Institute, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of European Family Office Institute, LLC as of December 31, 2018, the related statements of income, changes in member's equity, and cash flows for the fifteen months then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of European Family Office Institute, LLC as of December 31, 2018, and the results of its operations and its cash flows for the fifteen months then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of European Family Office Institute, LLC's management. Our responsibility is to express an opinion on European Family Office Institute, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to European Family Office Institute, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedules I, II and III (Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission Act of 1934, Computation for Determination of the Reserve Requirements Under the Securities and Exchange Commission Rule 15c3-3 and Information Relating to the Possession or control Requirements Under the Securities and Exchange Commission Rule 15c3-3) has been subjected to audit procedures performed in conjunction with the audit of European Family Office Institute, LLC's financial statements. The supplemental information is the responsibility of European Family Office Institute, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

We have served as European Family Office Institute, LLC's auditor since 2018.

Maitland, Florida

March 14, 2019

EUROPEAN FAMILY OFFICE INSTITUTE LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2018

ASSETS

Cash and cash equivalents	$	71
Prepaid expenses		760
Total assets	$	831

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts payable	$	1,100
Total liabilities		1,100
Member's equity		(269)
Total liabilities and member's equity	$	831

The accompanying notes are an integral part of these financial statements.

EUROPEAN FAMILY OFFICE INSTITUTE LLC
STATEMENT OF OPERATIONS
For the Fifteen Months Ended December 31, 2018

REVENUES		
Interest income	$	41
Unrealized G/L		(1,775)
Total revenue		(1,734)
EXPENSES		
Clearing fees		10,000
Communications		253
Customer write-off/bad debt		6,000
Information technology		1,808
Insurance		637
License and registrations		593
Professional fees		2,400
Travel and entertainment		3,227
Other operating expenses		3,234
Total expenses		28,152
NET INCOME (LOSS)	$	(29,886)

The accompanying notes are an integral part of these financial statements.

EUROPEAN FAMILY OFFICE INSTITUTE LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Fifteen Months Ended December 31, 2018

Beginning Balance, September 30, 2017	$	23,667
Member's Contribution		5,950
Net Income		(29,886)
Ending Balance, December 31, 2018	$	(269)

The accompanying notes are an integral part of these financial statements.

EUROPEAN FAMILY OFFICE INSTITUTE LLC
STATEMENT OF CASH FLOWS
For the Fifteen Months Ended December 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ (29,886)
Adjustments to reconcile net income to net cash used in operating activities:	
Decrease in accounts receivable	6,000
Decrease in due from member	4,000
Increase in prepaid expenses	(760)
Increase in accounts payable and accrued liabilities	1,045
Net cash used in operating activities	(19,601)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Member Contributions	5,950
Net cash provided by financing activities	5,950
NET INCREASE IN CASH	(13,651)
CASH AND CASH EQUIVALENTS:	
Beginning of period	13,722
End of period	$ 71

The accompanying notes are an integral part of these financial statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: European Family Office Institute LLC (the "Company"), a Florida Limited Liability Company organized in August 2014, is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA") approved on October 25, 2017.

The Company operates as a "general securities" broker-dealer executing trades for institutional and retail customers. The Company does not carry customer accounts or perform custodial functions relating to customer securities. Customers of the Company are introduced to a carrying broker-dealer (clearance agent) on a fully disclosed basis. The Company's customers are located throughout the United States.

Income Taxes: The Company is taxed as a sole proprietorship. Therefore the income or losses of the Company flow through to its member and no income taxes are recorded in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

Financial statements are prepared on the accrual basis in accordance with U.S. generally accepted accounting principles.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its cash and cash equivalents deposits in high credit quality financial institutions. Balances at times may exceed federally insured limits.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Securities Transactions: Customer's securities transactions are reported on a trade date basis.

Date of Management's Review: Management has assessed subsequent events through March 14, 2019, the date the financial statements were available to be issued and concluded no events or transactions occurred during that period requiring recognition or disclosure.

Revenue Recognition: On January 1, 2018, the Company adopted ASU 2014-09 Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively, "ASC 606"), which creates a single framework for recognizing revenue from contracts with customers that fall within its scope.

Revenue is measured based on a consideration specified in a contract with a customer. The Company recognizes revenue when it satisfies a performance obligation by transferring control over goods or service to a customer. Services within the scope of ASC 606 include investment brokerage fees.

Revenue from Contracts with Customers: The Company earns brokerage fees from its contracts with brokerage customers to transact on their account. Fees are transaction based, including trade execution services, are recognized at the point in time that the transaction is executed, i.e., the trade date. This includes riskless principal (government and corporate bonds) transactions in which the company receives a buy order from a customer and the Company purchases the security from another person or entity to offset the sale to the customer. Company buys the bond at a lower price than it sells it. The riskless principal revenue is earned at the time the transaction is executed.

Other services provided include legal services and the fees the Company earns are based on a fixed fee schedule. These fees are recognized when the performance obligation is satisfied.

The Company elected the modified retrospective approach of adoption.

EUROPEAN FAMILY OFFICE INSTITUTE LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2018

NOTE B - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital deficiency of $(1,029), which was $(6,029) less than its required net capital of $5,000 and the ratio of aggregate indebtedness to net capital was (1.07) to 1.0.

NOTE C - OFF BALANCE SHEET RISK

In the normal course of business, the Company's customers execute securities transactions through the Company. These activities may expose the Company to off balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the finanial instrument underlying the contract at a loss.

NOTE D - CLEARING AGREEMENT

The Company has an agreement with a clearing broker to execute and clear, on a fully disclosed basis, customer accounts of the Company. In accordance with this agreement, the Company is required to maintain a deposit in cash or securities.

The Company's clearing agreement requires that a minimum balance of $10,000 be maintained on deposit with the clearing broker. The Company was not in compliance with respect to this agreement as of December 31, 2018.

EUROPEAN FAMILY OFFICE INSTITUTE LLC

Supplementary Information
Pursuant to rule 17(a)-5 of the
Securities Exchange Act of 1934

December 31, 2018

The accompanying schedule I is prepared in accordance with the requirements and general format of FOCUS Form X-17 A-5.

EUROPEAN FAMILY OFFICE INSTITUTE LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES
AND EXCHANGE COMMISSION
ACT OF 1934

December 31, 2018

Net Capital		
Total member's equity qualified for net capital	$	(269)
Deduction for non-allowable assets:		
Prepaid expenses		(760)
Net capital deficiency	$	(1,029)
Minimum net capital required (greater than $50,000 or 6 2/3% of aggregate indebtedness)	$	5,000
Excess net capital deficiency	$	(6,029)
Aggregate Indebtedness:		
Liabilities	$	1,100
Minimum net capital based on aggregate indebtedness	$	73
Ratio of aggregate indebtedness to net capital		(1.07) to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2018.

There was no significant difference between net capital in Part IIA of Form X-17A-5 and net capital above.

EUROPEAN FAMILY OFFICE INSTITUTE LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
December 31, 2018

The Company is not required to file the above schedules as it is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(ii) of the rule and does not hold customers' monies or securities.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
December 31, 2018

The Company is not required to file the above schedules as it is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(ii) of the rule and does not hold customers' monies or securities.

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member's
of European Family Office Institute, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) European Family Office Institute, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which European Family Office Institute, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (exemption provisions) and (2) European Family Office Institute, LLC stated that European Family Office Institute, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. European Family Office Institute, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about European Family Office Institute, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ohab and Company, PL

Maitland, Florida

March 14, 2019

European Family Office Institute LLC

European Family Office Institute LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17C.F.R. §240.15c3-3 under the following provisions of 17C.F.R. §240.15c3-3(k)(2)(ii):

(2) The Company met the identified exemption provisions in 17C.F.R. §240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

I, George Simon, affirm that, to the best of my knowledge and belief, this Exemption report is true and correct.

By:

Title: President/CEO/CFO

Date: March 3, 2019

Firm Name
Member FINRA/SIPC